Nathaniel B. Sisitsky	3750 Torrey View Court
VP, Associate General Counsel,	San Diego, CA 92130
Corp. Governance & Securities	858.617.5911 tel.
312.949.0759 fax
nathaniel.sisitsky@carefusion.com
carefusion.com

March 21, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Louis Rambo

Re:	CareFusion Corporation
Post-effective amendment to Form S-3 on Form S-1
Filed February 8, 2013
File No. 333-168555

Dear Ms. Ravitz:

On behalf of CareFusion Corporation (the “Company”), the following responses are provided to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the comments in your letter dated March 7, 2013 regarding the Company’s Post-effective amendment to Form S-3 on Form S-1 (the “Amendment”) (File No. 333-168555).

For your convenience, set forth below in bold are each of the comments in the Staff’s letter dated March 7, 2013, followed by the Company’s response to that comment.

General

1.	Please resolve all outstanding comments on your Exchange Act filings prior to the effectiveness of your post-effective amendment to your registration statement.

RESPONSE: The Company is in the process of responding to the comments of the Staff in its letter dated March 7, 2013 regarding the Company’s Form 10-K for the fiscal year ended June 30, 2012. The Company will resolve these outstanding comments prior to requesting that the Staff declare the Amendment effective.

Amanda Ravitz

U.S. Securities and Exchange Commission

March 21, 2013

Explanatory Note

2.	Please provide us with your analysis of how you have complied with the registration requirements of Section 5 of the Securities Act of 1933 since the due date of your Form 10-K for the fiscal year ended June 30, 2012 with respect to the transactions for which you have filed this post-effective amendment. Address any offer or sale of the securities, and the prospectus updating requirements of Section 10 of the Securities Act of 1933.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that no transactions have occurred since September 13, 2012, the due date of the Company’s Form 10-K for the fiscal year ended June 30, 2012 (the “Form 10-K”) that would be covered by the registration statement on Form S-3 to which the Amendment relates (the “Registration Statement”). As discussed further below, the Company has not made any offers or sales of securities pursuant to the Registration Statement since September 13, 2012, and the use of the Registration Statement for offers and sales of securities subject to the Registration Statement was suspended as of September 13, 2012 pending effectiveness of the post-effective amendment.

By way of background, the Registration Statement covers a group of approximately 200 individuals (the “Holders”) who hold certain equity awards granted under the CareFusion Corporation 2009 Long-Term Incentive Plan (the “LTIP”). The Holders were originally granted equity awards by Cardinal Health, Inc. prior to the spinoff of the Company from Cardinal Health, Inc., which occurred in August 2009. In connection with the spinoff, the Holders received “replacement awards” granted under the LTIP with respect to their original awards, in accordance with the terms of the spinoff transaction. Based on the guidance provided in Staff Legal Bulletin No. 4, the Company did not register the offer and sale of the replacement awards granted to the Holders on a registration statement on Form S-8, but rather filed a registration statement on Form S-1. On August 5, 2010, after the Company was eligible to use Form S-3, the Company filed a new registration statement on Form S-3 with respect to the Holders’ awards and amended the original Form S-1 to deregister any unsold securities. Because the Company is no longer eligible to use Form S-3 (as a result of the failure to timely file its periodic reports with the Commission), the Company filed the Amendment to convert the registration statement on Form S-3 to a Form S-1.

The Company understands the restrictions contained in Section 10(a)(3) of the Securities Act, and it recognizes that the filing of a Form 10-K is considered to be the post-effective amendment to update the information to satisfy the requirements of Section 10(a)(3). On August 29, 2012, the Company filed with the Commission a Form 12b-25 with respect to the Form 10-K. When it became clear the that the Company would be unable to file the Form 10-K by September 13, 2012 in accordance with the extension period provided under Rule 12b-25, the Company took steps to suspend the use of the Registration Statement by the Holders, as discussed further below. In addition, it should be noted that since the spinoff in

Amanda Ravitz

U.S. Securities and Exchange Commission

March 21, 2013

August 2009 (i.e., prior to, on and after September 13, 2012), the Company has not granted any new awards of securities covered by the Registration Statement. Further, since August 2012, no awards subject to the Registration Statement have vested.

On September 14, 2012, as part of a broad-based communication plan to investors, employees, customers, and other parties regarding the Form 10-K filing delay, the Company prepared a communication to the Holders. The Holders were notified that, because of the Company’s failure to timely file the Form 10-K, the Company was no longer current in its disclosure obligations under Commission rules. The communication indicated, among other things, that until further notice, Holders could not exercise their options to purchase Company stock. Further, the Company coordinated with the record keeper and broker for the LTIP, UBS Financial Services Inc., to impose a system block to prohibit all Holders from exercising their stock options. In addition, a notice was posted on the UBS One Source online trading system indicating that, due to the Form 10-K filing delay, all stock options (including those held by the Holders) could not be exercised until further notice. These restrictions have been in place for the Holders since September 14, 2012, and they will remain in place until the Amendment is declared effective by the Commission. Further, the terms of the LTIP also restrict the right of a Holder to exercise Company stock options when the issuance and delivery of shares would not comply with applicable securities laws, as follows:

“22. Legal Compliance. Shares shall not be issued pursuant to an Option, Stock Appreciation Right, Stock Award or Other Stock-Based Award unless such Option, Stock Appreciation Right, Stock Award or Other Stock-Based Award and the issuance and delivery of such Shares shall comply with Applicable Law and shall be further subject to the approval of counsel for the Company with respect to such compliance. Unless the Awards and Shares covered by this Plan have been registered under the Securities Act or the Company has determined that such registration is unnecessary, each person receiving an Award and/or Shares pursuant to any Award may be required by the Company to give a representation in writing that such person is acquiring such Shares for his or her own account for investment and not with a view to, or for sale in connection with, the distribution of any part thereof.”

Because the Company suspended the use of the Registration Statement, suspended the ability of Holders to exercise options and made no sales of shares on exercise of options, the Company believes that it has been in compliance with the registration requirements of Section 5 of the Securities Act since the due date of the Form 10-K.

*        *        *

Amanda Ravitz

U.S. Securities and Exchange Commission

March 21, 2013

On behalf of the Company, I acknowledge the Company’s responsibility for the accuracy and adequacy of the disclosure in the Amendment and that the Amendment includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Further, I acknowledge on behalf of the Company that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (858) 617-5911 if you have any questions.

Sincerely,

/s/ Nathaniel B. Sisitsky

cc:	James F. Hinrichs
Jean Maschal
Joan B. Stafslien, Esq.
CareFusion Corporation
C. Jay Rains, Esq.
DLA Piper LLP
Daniel G. Kleeburg
Ernst & Young LLP